UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Grove Collaborative Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

39957D102

(CUSIP Number)

Paul Kohli

2484 Sand Hill Road

Menlo Park, CA 94025

(650) 854-5560

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39957D102	13D	Page 1 of 13 pages

1	Names of Reporting Persons Mayfield XV, a Cayman Islands Exempted Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 13,312,440
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 13,312,440

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,312,440
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 31.2%
14	Type of Reporting Person PN

CUSIP No. 39957D102	13D	Page 2 of 13 pages

1	Names of Reporting Persons Mayfield XV Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 13,312,440
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 13,312,440

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,312,440
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 31.2%
14	Type of Reporting Person PN

CUSIP No. 39957D102	13D	Page 3 of 13 pages

1	Names of Reporting Persons Mayfield XV Management (UGP), Ltd., a Cayman Islands Exempted Limited Company
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 13,312,440
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 13,312,440

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,312,440
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 31.2%
14	Type of Reporting Person CO

CUSIP No. 39957D102	13D	Page 4 of 13 pages

1	Names of Reporting Persons Mayfield Select, a Cayman Islands Exempted Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,554,921
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,554,921

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,554,921
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.0%
14	Type of Reporting Person PN

CUSIP No. 39957D102	13D	Page 6 of 13 pages

1	Names of Reporting Persons Mayfield Select Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,554,921
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,554,921

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,554,921
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.0%
14	Type of Reporting Person PN

CUSIP No. 39957D102	13D	Page 7 of 13 pages

1	Names of Reporting Persons Mayfield Select Management (UGP), Ltd., a Cayman Islands Exempted Limited Company
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,554,921
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,554,921

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,554,921
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.0%
14	Type of Reporting Person CO

CUSIP No. 39957D102	13D	Page 7 of 13 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Grove Collaborative Holdings, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 1301 Sansome Street, San Francisco, CA 94111.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Mayfield XV, a Cayman Islands Exempted Limited Partnership (“MF XV”),

(ii)	Mayfield XV Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership (“MF XV EGP”),

(iii)	Mayfield XV Management (UGP), Ltd., a Cayman Islands Exempted Company (“MF XV UGP”),
(iv)	Mayfield Select, a Cayman Islands Exempted Limited Partnership (“MF Select”),

(v)	Mayfield Select Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership (“MF Select EGP”), and
(vi)	Mayfield Select Management (UGP), Ltd., a Cayman Islands Exempted Company (“MF Select UGP”).

Rajeev Batra, Navin Chaddha and Urshit Parikh (collectively, the “Related Persons”) are the directors of each of MF XV UGP and MF Select EGP.

Each of the Reporting Persons is organized under the laws of the Cayman Islands. Each of the Related Persons is a United States citizen. The principal business address of each of the Reporting Persons and Related Persons is 2484 Sand Hill Road, Menlo Park, CA 94025. The Reporting Persons and Related Persons are principally engaged in the business of investing in securities, including of the Issuer.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Persons. Pursuant to the Merger Agreement, upon consummation of the Merger (as defined below), MF XV received 12,218,916 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) and 1,093,524 Earnout Shares (as defined below), and MF Select received 2,161,481 shares of Class B Common Stock and 193,440 Earnout Shares.

CUSIP No. 39957D102	13D	Page 8 of 13 pages

In addition, in connection with the consummation of the Merger, MF Select purchased 200,000 shares of Class A Common Stock at a price of $10.00 per share. MF Select obtained the funds to purchase the foregoing shares through contributions from its partners.

Item 4.	Purpose of Transaction.

Business Combination

On June 16, 2022 (the “Closing Date”), pursuant to that certain Agreement and Plan of Merger, dated as of December 7, 2021, as amended and restated on March 31, 2022 (the “Merger Agreement”), by and among Virgin Group Acquisition Corp. II (“VGAC II”), Treehouse Merger Sub, Inc. (“Merger Sub I”), Treehouse Merger Sub II, LLC (“Merger Sub II”), and Grove Collaborative, Inc., a Delaware public benefit corporation (“Grove”), pursuant to which, among other things, on the terms and subject to the conditions set forth therein, became VGAC II a public benefit corporation in the State of Delaware with the name “Grove Collaborative Holdings, Inc.” and Grove merged with and into Merger Sub II, continuing as a wholly-owned subsidiary of New Grove (the “Merger”).

At the effective time of the Merger, each then-outstanding share of preferred stock held by the Reporting Persons was automatically converted into (on an as-converted to common stock basis) the right to receive (i) a number of shares of Class B Common stock as determined pursuant to an exchange ratio set forth in the Merger Agreement (the “Exchange Ratio”) and (ii) a number of restricted shares of Class B Common Stock that will vest upon the achievement of certain earnout thresholds prior to the tenth anniversary of the Closing Date (such shares, the “Earnout Shares”).

Registration Rights Agreement

In connection with the consummation of the Merger, certain stockholders of the Issuer, including the Reporting Persons, entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer has agreed to use commercially reasonable efforts to register the resale of certain securities owned by the parties to the Registration Rights Agreement. Such parties are also entitled to demand and piggyback registration rights under the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Lock-Up

On the Closing Date, in connection with the closing of the Merger, the Issuer adopted bylaws with a lock-up provision applicable to the Reporting Persons. The provision provides that, subject to certain exceptions, holders of the Issuer’s Class A Common Stock or Class B Common Stock issued in connection with the Business Combination are restricted from transferring such shares received as consideration in the Business Combination for a period of 150 days following the closing of the Business Combination (the “Lock-Up Period”).

CUSIP No. 39957D102	13D	Page 9 of 13 pages

General

The Reporting Person acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. The Reporting Persons may engage in discussions with management, the Issuer’s board of directors (the “Board”) or other representatives of the Issuer and/or with other holders of Securities and, from time to time and at any time, suggest or take a position regarding, or participate in, a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s operations, management, corporate governance, capital structure, control, strategic alternatives, and direction, as well as other potential transactions which relate to or would result in extraordinary corporate transactions, such as a merger, reorganization, or other transaction that could result in the de-listing or de-registration of the Common Stock; sale or acquisition of assets or business; changes to the capitalization or dividend policy of Issuer; or other material changes to the Issuer’s business or corporate structure, including changes to the Issuer’s charter or bylaws or changes in management or the composition of the Issuer’s board of directors. To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

CUSIP No. 39957D102	13D	Page 10 of 13 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of June 16, 2022, based upon 29,412,877 shares of Class A Common Stock outstanding following the closing of the Merger.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Mayfield XV, a Cayman Islands Exempted Limited Partnership	13,312,440	31.2%	0	13,312,440	0	13,312,440
Mayfield XV Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership	13,312,440	31.2%	0	13,312,440	0	13,312,440
Mayfield XV Management (UGP), Ltd., a Cayman Islands Exempted Company	13,312,440	31.2%	0	13,312,440	0	13,312,440
Mayfield Select, a Cayman Islands Exempted Limited Partnership	2,554,921	8.0%	0	2,554,921	0	2,554,921
Mayfield Select Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership	2,554,921	8.0%	0	2,554,921	0	2,554,921
Mayfield Select Management (UGP), Ltd., a Cayman Islands Exempted Company	2,554,921	8.0%	0	2,554,921	0	2,554,921

MF XV may be deemed to beneficially own 13,312,440 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (inclusive of 1,093,524 Earnout Shares). MF XV UGP is the general partner of MF XV EGP, which is the general partner of MF XV. Rajeev Batra, Navin Chaddha and Urshit Parikh are the directors of MF XV UGP. As a result, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the securities held of record by MF XV, but each of the individuals disclaims such beneficial ownership.

CUSIP No. 39957D102	13D	Page 11 of 13 pages

MF Select may be deemed to beneficially own 200,000 shares of Class A Common Stock and an additional 2,354,921 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (inclusive of 193,440 Earnout Shares). MF Select UGP is the general partner of MF Select EGP, which is the general partner of MF Select. Rajeev Batra, Navin Chaddha and Urshit Parikh are the directors of MF Select UGP. As a result, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the securities held of record by MF Select, but each of the individuals disclaims such beneficial ownership.

(c)	Except as described in Item 4, during the past 60 days, none of the Reporting Persons or Related Persons has effected any transactions with respect to the Class A Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above describes the material terms of the Registration Rights Agreement and is incorporated by reference herein. A copy of such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except for the foregoing, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement.

2	Amended and Restated Registration Rights Agreement, dated June 16, 2022, by and among Grove Collaborative Holdings, Inc. and the stockholders party thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on June 23, 2022).

CUSIP No. 39957D102	13D	Page 12 of 13 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2022

Mayfield XV, a Cayman Islands Exempted Limited Partnership

By:	Mayfield XV Management (EGP), L.P.,
a Cayman Islands Exempted Limited Partnership, its general partner
By:	Mayfield XV Management (UGP), Ltd.,
a Cayman Islands Exempted Company,
its general partner

By:	/s/ Paul Kohli
Name:	Paul Kohli
Title:	Authorized Signatory

Mayfield XV Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership

By:	Mayfield XV Management (UGP), Ltd.,
a Cayman Islands Exempted Company,
its general partner

By:	/s/ Paul Kohli
Name:	Paul Kohli
Title:	Authorized Signatory

Mayfield XV Management (UGP), Ltd., a Cayman Islands Exempted Company

By:	/s/ Paul Kohli
Name:	Paul Kohli
Title:	Authorized Signatory

CUSIP No. 39957D102	13D	Page 13 of 13 pages

Mayfield Select, a Cayman Islands Exempted Limited Partnership

By:	Mayfield Select Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership, its general partner
By:	Mayfield Select Management (UGP), Ltd., a Cayman Islands Exempted Company, its general partner

By:	/s/ Paul Kohli
Name:	Paul Kohli
Title:	Authorized Signatory

Mayfield Select Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership

By:	Mayfield Select Management (UGP), Ltd., a Cayman Islands Exempted Company, its general partner

By:	/s/ Paul Kohli
Name:	Paul Kohli
Title:	Authorized Signatory

Mayfield Select Management (UGP), Ltd., a Cayman Islands Exempted Company

By:	/s/ Paul Kohli
Name:	Paul Kohli
Title:	Authorized Signatory